Filed by Clear Channel Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Clear Channel Outdoor Holdings, Inc.

Commission File No.: 001-32663

Form S-4 File No.: 333-228986

Date: March 28, 2019

The following information was included in the Current Report on Form 8-K filed by Clear Channel Outdoor Holdings, Inc. with the Securities and Exchange Commission on March 28, 2019:

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed, on December 16, 2018, Clear Channel Outdoor Holdings, Inc. (the “Company” or “CCOH”), GAMCO Asset Management Inc. (“GAMCO”), a stockholder of the Company, Norfolk County Retirement System (“Norfolk”), a stockholder of the Company, iHeartMedia, Inc. (“iHeartMedia”) and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases (the “Debtors”), and Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. (together, the “Sponsor Entities”), as the private equity sponsors and majority owners of iHeartMedia, and the members of the Company’s board of directors and the members of the special committee of the Company’s board of directors (the “Delaware Settlement Parties”), through their respective counsel, entered into a settlement agreement (the “Settlement Agreement”) that embodies the terms of (i) a global settlement of all direct or derivative claims by or on behalf of GAMCO and Norfolk, both individually and on behalf of the putative class of public shareholders of the Company, against certain members of the Company’s board of directors, the Sponsor Entities, iHeartCommunications, Inc. (“iHeartCommunications”), iHeartMedia, the Company and the Debtors, and (ii) the separation of the Company from iHeartMedia (the “Separation”) in accordance with the plan of reorganization (the “iHeartMedia Plan of Reorganization”) filed by iHeartMedia with the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) pursuant to Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).

On March 27, 2019, as contemplated by the Settlement Agreement and the iHeartMedia Plan of Reorganization, the Company and its immediate parent company, Clear Channel Holdings, Inc. (“CCH”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Company will merge with and into CCH (the “Merger”), with CCH surviving the Merger and changing its name to Clear Channel Outdoor Holdings, Inc. (“New CCOH”).

In connection with the Merger, each share of the Company’s Class A Common Stock (“CCOH Class A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of CCOH Class A Common Stock held by CCH or any direct or indirect wholly-owned subsidiary of CCH) will be converted into one (1) share of common stock of New CCOH (“New CCOH Common Stock”). The shares of the CCOH Class A Common Stock held by CCH and its subsidiaries (the “Excluded Shares”) will be canceled and retired, and no shares of New CCOH Common Stock will be exchanged for such shares. All of the outstanding shares of CCH’s common stock outstanding, all held by iHeartCommunications, immediately before the Merger will convert into 325,726,917 shares of New CCOH Common Stock. As a result, immediately after the Merger, New CCOH will have a single class of common stock, the pre-Merger CCOH Class A common stockholders (other than CCH and its subsidiaries) will own the same percentage of New CCOH that they owned of the Company immediately before the Merger, which is approximately 10.9% as of the date of this current report, and all of the remaining 325,726,917 outstanding shares of New CCOH Common Stock will be held by iHeartCommunications.

Consummation of the Merger is subject to the satisfaction or waiver of certain conditions that are contained in the Merger Agreement. These include: (i) (x) the affirmative vote or written consent of the holders of the shares representing the majority of the voting power of the CCOH common stock to adopt the Merger Agreement, to approve the Merger and to approve the consummation of the transactions contemplated thereby and (y) the affirmative vote or written consent of the holders of shares of CCH common stock entitled to vote to adopt the Merger Agreement, to approve the Merger and to approve the consummation of the transactions contemplated thereby, which conditions have been satisfied, (ii) no order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority or other legal restraint or prohibition preventing the Merger or the transactions contemplated by the Merger Agreement will be in effect, (iii) the effectiveness of the registration statement, covering the shares of New CCOH Common Stock to be issued in the Merger, (iv) a period of at least 20 calendar days will have elapsed from the date the information statement/prospectus was first mailed to CCOH’s stockholders, (v) the approval of the Merger Agreement by the Bankruptcy Court, which condition has been satisfied, (vi) CCH must (x) distribute the common stock of iHeart Operations, Inc., a newly formed corporation to the creditors of iHeartCommunications, (y) cause Broader Media, LLC, a wholly-owned subsidiary of CCH (“Broader Media”), to distribute all of the shares of the Company’s Class B Common Stock (“CCOH Class B Common Stock”) held by BroaderMedia to CCH, and (z) cause CC Finco, LLC, a wholly-owned subsidiary of CCH (“CC Finco”) to distribute all of the shares of CCOH Class A Common Stock held by CC Finco to CCH, (vii) the conversion of all outstanding shares of the CCOH Class B Common Stock into shares of CCOH Class A Common Stock will have occurred, (viii) that, as a condition to CCH’s obligation to consummate the Merger, CCH will have received a tax opinion issued by its tax counsel or another tax advisor, (ix) that, as a condition to CCOH’s obligation to consummate the Merger, CCOH will have received a tax opinion issued by its tax counsel or another tax advisor, (x) the approval by the New York Stock Exchange for listing of the New CCOH Common Stock, (xi) all conditions precedent to the effectiveness of the iHeartMedia Plan of Reorganization will have been satisfied prior to or contemporaneously with the closing of the Merger, and (xii) other customary conditions.

The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•	by mutual written agreement of CCH and CCOH;

•	by either CCH or CCOH if the Separation has not been consummated before June 30, 2019; or

•

by either CCH or CCOH, if (1) iHeartMedia files (x) a plan of reorganization, a disclosure statement or a proposed confirmation order in connection with the iHeart Chapter 11 cases that does not contemplate the Separation, or (y) any motion, pleading, or other document with the Bankruptcy Court in connection with the iHeart Chapter 11 cases that is otherwise materially inconsistent with the applicable Restructuring Support Agreement, dated March 16, 2018, by and among iHeartMedia and the other debtors (the “iHeart RSA”) or the iHeartMedia Plan of Reorganization as in effect as of the date of the Merger Agreement, or (2) the confirmation order (x) does not contemplate the Separation or (y) is not otherwise materially consistent with the iHeartMedia Plan of Reorganization.

Separation Agreement

On March 27, 2019, the Company, CCH, iHeartMedia and iHeartCommunications entered into a Settlement and Separation Agreement (the “Separation Agreement”) governing the terms of the separation of New CCOH as the surviving corporation under the Merger and each subsidiary of New CCOH after giving effect to a series of transactions to effect the Separation (the “Transactions” and New CCOH together with its subsidiaries, the “Outdoor Group”) from iHeartMedia and each of its subsidiaries immediately after giving effect to the Transactions (iHeartMedia together with its subsidiaries, the “iHeart Group”).

The Separation Agreement provides that on or before the date of the closing of the Merger Agreement (the “Closing Date”), (i) iHeartMedia and iHeartCommunications will cause each relevant member of the iHeart Group to assign, transfer, convey and deliver to iHeartCommunications, and iHeartCommunications will transfer to CCH or the relevant member of the Outdoor Group, any and all direct or indirect title and interest in the assets that are primarily related to or used primarily in connection with the business of the Outdoor Group (after giving effect to the Transactions) (the “Outdoor Business” and such assets, the “Outdoor Assets”), excluding certain excluded assets, and (ii) CCH and the Company will cause each relevant member of the Outdoor Group to transfer to the relevant member of the iHeart Group any and all direct or indirect title and interest in the assets of the business conducted by the iHeart Group after giving effect to the Transactions, including the radio business (the “iHeart Business” and such assets, the “iHeart Assets”).

At the same time as the transfer of the Outdoor Assets from the iHeart Group to the Outdoor Group, the members of the Outdoor Group will assume the liabilities associated with the Outdoor Business, subject to certain exceptions as set forth in the Separation Agreement. At the same time as the transfer of the iHeart Assets from the Outdoor Group to the iHeart Group, the members of the iHeart Group will assume the liabilities associated with the iHeart Business, subject to certain exceptions as set forth in the Separation Agreement.

The Separation Agreement provides for cancellation of the note payable by iHeartCommunications to the Company (the “Due from iHeartCommunications Note”) and that any agreements or licenses requiring royalty payments to the iHeart Group by the Outdoor Group for trademarks or other intellectual property will terminate effective as of December 31, 2018. It also provides that the iHeart Group will agree to waive: (i) the set-off for the value of the intellectual property transferred, including royalties on any intellectual property and license fees from the petition date through December 31, 2018 and (ii) the repayment of the post-petition intercompany balance outstanding in favor of iHeartCommunications as of December 31, 2018. As a result, iHeartMedia will make a net payment to the Company of $10.2 million in respect of these intercompany amounts promptly after the Effective Date. In addition, any intercompany balance that accrues under the existing Corporate Services Agreement (and after the termination of the royalty payments as set forth above) in favor of iHeartCommunications or the Company from January 1, 2019 through the Effective Date, as applicable, will be paid by the Company or iHeartCommunications, respectively, within five (5) business days following the Effective Date. New CCOH will receive (i) the trademarks listed on the schedules to the Separation Agreement and (ii) reimbursement of the reasonable expenses of legal counsel and financial advisors incurred on or prior to the Closing Date of the board of directors of CCOH (the “CCOH Board”) or the special committee of the CCOH Board, in each case, to the extent incurred in connection with the Separation. The Separation Agreement contemplates that CCOH will receive approximately $149.0 million on account of its claim under the Due from iHeartCommunications Note pursuant to the iHeartMedia Plan of Reorganization.

The Separation Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

•	by mutual written agreement of the parties to the Separation Agreement;

•	by either iHeartMedia or CCOH if the Separation has not been consummated prior to September 30, 2019; or

•

by either iHeartMedia or CCOH, if (1) iHeartMedia files (x) a plan of reorganization, a disclosure statement or a proposed confirmation order in the iHeart Chapter 11 cases that does not contemplate the Separation, or (y) any motion, pleading, or other document with the Bankruptcy Court in the iHeart Chapter 11 cases that is otherwise materially inconsistent with the applicable iHeart RSA or the iHeartMedia Plan of Reorganization as in effect as of the date of the Separation Agreement, or (2) the confirmation order (x) does not contemplate the Separation or (y) is not otherwise materially consistent with the iHeartMedia Plan of Reorganization as in effect as of the date of the Separation Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the iHeartMedia Plan of Reorganization, a board selection committee consisting of certain holders of interests and creditors in the iHeart Chapter 11 cases selected the following individuals to be nominated and elected to the board of directors of New CCOH upon completion of the Merger and the Separation: C. William Eccleshare, John Dionne, Lisa Hammitt, Andrew Hobson, Thomas King, Joe Marchese, W. Benjamin Moreland, Mary Teresa Rainey and Jinhy Yoon (the “New CCOH Board”). On March 25, 2019, the boards of directors of the Company and CCH nominated, and on March 27, 2019 the principal stockholders of the Company and the sole stockholder of CCH elected, the New CCOH Board to serve as the directors of New CCOH, effective upon the Effective Time, subject to the completion of the Merger.

Following the Separation, the Audit Committee of the New CCOH Board is expected to consist of Andrew Hobson, Mary Teresa Rainey and John Dionne; the Compensation Committee of the New CCOH Board is expected to consist of Thomas C. King, Lisa Hammitt and Joe Marchese; and the Nominating and Corporate Governance Committee of the New CCOH Board of Directors is expected to consist of Mary Teresa Rainey, Joe Marchese, Lisa Hammitt and John Dionne.

Pursuant to the Merger Agreement, the current CCOH Board, Vicente Piedrahita, Dale W. Tremblay, Blair E. Hendrix, Harvey L. Tepner, Daniel G. Jones, Olivia Sabine and Paul Keglevic, will tender their resignations from the CCOH Board, which will be subject to the effectiveness of the Merger.

On March 25, 2019, the board of directors of CCH appointed the individuals listed below to serve (or continue to serve) as executive officers of New CCOH in the capacities set forth opposite of their names below, effective upon the Effective Time.

C. William Eccleshare	Chief Executive Officer and Chief Executive Officer of the International Division

Brian Coleman	Chief Financial Officer

Scott R. Wells	Chief Executive Officer of the Americas Division

Lynn Feldman	Executive Vice President, General Counsel and Secretary

C. William Eccleshare. We expect that C. William Eccleshare will serve as the Chief Executive Officer of New CCOH following the Separation. Mr. Eccleshare is currently the Chief Executive Officer—International division at each of iHeartMedia, iHeartMedia Capital I, LLC, iHeartCommunications and CCOH and was appointed to this position on March 2, 2015. Prior to such time, he served as Chief Executive Officer—Outdoor of iHeartMedia, iHeartCommunications and CCOH since January 24, 2012 and as Chief Executive Officer—Outdoor of iHeartMedia Capital I, LLC since April 26, 2013. Prior to January 24, 2012, he served as Chief Executive Officer—Clear Channel Outdoor—International of iHeartMedia and iHeartCommunications since February 17, 2011 and as Chief Executive Officer—International of the CCOH since September 1, 2009. Previously, he was Chairman and CEO of BBDO EMEA from 2005 to 2009. Prior thereto, he was Chairman and CEO of Young & Rubicam EMEA since 2002. Mr. Eccleshare has an MA in History from Trinity College, University of Cambridge.

Brian Coleman. We expect that Brian Coleman will serve as the Chief Financial Officer of New CCOH following the Separation. Mr. Coleman is currently the Senior Vice President and Treasurer for iHeartMedia and CCOH and was appointed to these positions in December 1998. Previously, Mr. Coleman served as a Project Manager in the Corporate Finance department at Central and South West Corporation, a multi-state utility holding company, from 1995 to 1998. Prior to that role, Mr. Coleman held various financial positions at Bank of America, Sumitomo Banking Corporation and National Australia Bank. Mr. Coleman received a BBA in Finance from the University of Texas at Austin.

Pursuant to the Merger Agreement, the current executive officers of the Company, Robert W. Pittman (Chief Executive Officer), Richard J. Bressler (Chief Financial Officer) and Steven J. Macri (Senior Vice President—Corporate Finance), will tender their resignations as executive officers of the Company, which will be subject to the effectiveness of the Merger.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 27, 2019, (1) subsidiaries of iHeartCommunications that own 10,726,917 shares of the Company’s Class A common stock and 315,000,000 shares of the Company’s Class B common stock, representing approximately 89.1% of the outstanding shares of the Company’s common stock and approximately 99% of the total voting power of the Company’s common stock, and (2) the sole stockholder of CCH, executed written consents in lieu of stockholder meetings approving (x) the adoption of the Merger Agreement, the approval of the Merger and the approval of the transactions contemplated thereby and (y) the election of the New CCOH Board, to take office upon completion of the Merger, subject to the completion of the Merger.

Important Information For Investors And Shareholders

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and otherwise in accordance with applicable law.

Important Information and Where to Find it

In connection with the proposed Merger, CCH has filed a registration statement on Form S-4, and CCOH intends to file an information statement on Schedule 14C, with the SEC. STOCKHOLDERS OF CCOH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SEPARATION. Investors and security holders will be able to obtain copies of the information statement/prospectus as well as other filings containing information about CCH and CCOH without charge, at the United States Securities and Exchange Commission’s (the “SEC”) website, http://www.sec.gov. Copies of documents filed with the SEC by CCH and CCOH will be made available free of charge on CCOH’s investor relations website.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “expect,” “believe,” “would,” “estimate,” “continue,” or “future,” or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, the proposed Separation, timing of the proposed Separation and future outcomes. These forward-looking statements are based on current expectations and projections about future events. Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated March 27, 2019, by and between Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K, filed on March 28, 2019).*

10.1	Settlement and Separation Agreement dated March 27, 2019, by and between Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (incorporated by reference to Exhibit 10.1 to Clear Channel Outdoor Holdings, Inc.’s Current Report on Form 8-K, filed on March 28, 2019).

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of the Regulation S-K. The registrant agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

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